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                           December 29, 2020

       Kathryn Andrews
       Chief Financial Officer
       ALTERITY THERAPEUTICS LTD
       ABN 37 080 699 065
       Level 3, 460 Bourke Street
       Melbourne, Victoria 3000 Australia

                                                        Re: ALTERITY
THERAPEUTICS LTD
                                                            Registration
Statement on Form F-3
                                                            Filed December 23,
2020
                                                            File No. 333-251647

       Dear Ms. Andrews:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steven J. Glusband